Exhibit 99.1

Dr. Joseph Kaplun, Seasoned Technology Leader to Become Nano Dimension’s CTO-Materials and VP of R&D and Product Development

Sunrise, Florida, Sept. 21, 2020 (GLOBE NEWSWIRE) — Nano Dimension Ltd. (Nasdaq: NNDM), a leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, announced today that effective September 14, 2020, Dr. Joseph Kaplun has been appointed as the Company’s Chief Technology Officer – Materials and Vice President of R&D and Product Development.

Until September 2020 Dr. Kaplun was the CTO and co-founder of Phononics Technologies Ltd., a partnership between the ELTA/Israel Aerospace Industries (IAI) and ICDAT (Israeli Center of Advance Diamond Technology). Prior to that, Dr. Kaplun has spent 25 years with the IAI as the CTO, co-founder and Acting General Manager of Gal-El, unique GaAs, GaN, InP and MEMS devices and MMICs FAB. It is a partnership between the ELTA/IAI and the Weapon Development Authority (RAFAEL) in Israel. Dr. Kaplun was responsible for technology development, production’s process failure analysis and yield improvements, maintenance and engineering supports, as well as serving as VP of Engineering, Engineering Manager, Chief Technologist, Head of Thin Films Department and Thin & Thick Films Engineer.

In the Technology Development Center of The Silicon FAB in USSR, Dr. Kaplun was the Head of Ion Processes Department, Senior Process Engineer of Ion processes section, PECVD, RIE, Ash process, Sputtering, Evaporation, and Ion implantation.

Dr. Kaplun earned his Ph.D. from NPO “Center of Sciences” in Moscow and B.Sc. & M.Sc. in Material Science in Microelectronics from the Moscow Institute of Electronic Technique, Zelenograd, Material Science Department. His publications include books about High Vacuum Technology, courses in  Vacuum Technology Basics and Statistical Process Control as well as articles on BCB etching Process using High Density Plasma, Critical dimension improvement of plasma enhanced chemical vapor deposition silicon nitride thin films in GaAs devices, High Power Ka – Band PIN Diode Technology, Investigation of Contact Metal Stacks for Submicron GaN HEMT, Origin and elimination method of parasitic gate leakage current for AlGaN/GaN hetero-structure field effect transistor, Re-configurable MMIC: on-wafer fine tuning capabilities and Stepper-based integrated process on wafer pieces.

“Nano Dimension’ products incorporate some of the most exciting technological evolution and opportunities that I have ever encountered, insomuch as proven thick layers printing capability for very advanced electronic devices,” commented Dr. Kaplun. “The company’s 3D printing system enables prototyping and fabrication that is not achievable otherwise at such competitive price and performance. Leading multi-billion dollars defense contractors, government agencies and research institutions on four continents are only the first early adaptors of what I envision to be a paradigm shift in fabrication of PCB, interposers, chip packages and compact, light 3d-multi-layered capacitors, inductors, transformations and additional long line of electronic discrete devices that can be realized only by this technology. I know most of the players in this industry, and they are far behind still. I am glad to take a part of this technology revolution”.

“Joseph is a highly important addition to our product development and multi-disciplinarian technology team,” said Yoav Stern, CEO and President of Nano Dimension. “His proven leadership track record and reputation in delivering breakthrough products precede him.  He is the right person in the right time for the right team. He will lead our R&D and engineering group in performing our product road map plans.”

Mr. Stern added, “As I have mentioned before, the long-term effects from West-East trade wars and Covid-19 on our industry will be an increase demand for technology like ours, which enables prototyping and short-runs production of Hi-PEDs (High-Performance Electronic Devices) on-the-ground in the Western Hemisphere, at prices and time-to-market that are competitive and in some cases superior to traditional multi-billion dollar PCB manufacturing industry in the Far-East.  Temporarily, assuming three to four quarters until the effects of COVID-19 will subside, we have changed our priority: Only lightly investing in the commercial side of the business (sales and marketing). Simultaneously, we are accelerating our product and technology development, improving our competitive position. This initiative will be led by Dr. Kaplun, as we intend to further develop our technology and improve present inks and printer performance as well as create next generation machines and materials earlier than market expectations.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the benefits and potential of the Company’s products, a paradigm shift in fabrication of PCB and 3D-multi-layered electronic devices, that Dr. Kaplun will lead the Company’s R&D and engineering group in performing product road map plans, the long-term effect on the Company’s industry, the Company’s changed priority of only lightly investing in the commercial side of the business, including sales and marketing, accelerating product and technology development, improving competitive position, and that Dr. Kaplun will lead the Company’s derivative efforts as it intends to further develop its technology and create next generation products and systems. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com